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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                            AMENDMENT NO. 13 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

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                              AMP INCORPORATED
                         (NAME OF SUBJECT COMPANY)

                        PMA ACQUISITION CORPORATION
                        A WHOLLY OWNED SUBSIDIARY OF
                             ALLIEDSIGNAL INC.
                                  (BIDDER)

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                 031897101
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PETER M. KREINDLER, ESQ.
                             ALLIEDSIGNAL INC.
                             101 COLUMBIA ROAD
                        MORRISTOWN, NEW JERSEY 07692
                               (973) 455-5513

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        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                 Copies to:
                           ARTHUR FLEISCHER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8120


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     The Schedule 14D-1 filed by PMA Acquisition Corporation, a Delaware corporation, a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation, in connection with its pending tender offer for all outstanding shares of common stock, without par value, of AMP Incorporated, a Pennsylvania corporation, is hereby amended as follows:

                      ITEM 10. ADDITIONAL INFORMATION.

     (f) The Offeror hereby amends Section 15, "Certain Legal Matters; Required Regulatory Approvals - State Takeover Laws" of the Offer to Purchase by deleting the third paragraph under the above-named subsection in its entirety and replacing it with the following:

               "Offeror has filed a complaint in the Eastern District of Pennsylvania against the Company, the Commissioners of the PSC, and the Attorney General of Pennsylvania seeking to enjoin the enforcement of the PTDL as it relates to the Offer. All parties to this litigation have reached agreement on the terms of a proposed consent order, which has been submitted for court approval."

                 ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (27) Notice Agreement, dated September 4, 1998, between Parent and the Company.

                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998

                                       PMA ACQUISITION CORPORATION


                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Vice President, Secretary
                                               and Director

                                       ALLIEDSIGNAL INC.

                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Senior Vice President,
                                               General Counsel and
                                               Secretary